UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of September 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Agreement reached for the sale
of Veolia Environnement’s stake in Berlinwasser

Paris, September 10, 2013. Veolia Environnement announces the signature of an agreement with the Federal State of Berlin authorities to sell its 24.95% stake in Berlinwasser for €590 million, supplemented by €12 million for miscellaneous items and the share of dividends and interests due in respect of financial year 2013. This divestment would be a direct contribution to the Group’s 2-year €6 billion asset divestment program, now almost achieved.

This sale is subject to approval by the Senate and Parliament of Berlin, as well as EU antitrust authorities, and is expected to be finalized by the end of the year.

Veolia’s commitment in Berlinwasser dates back to the partial privatization of the municipal water and wastewater company in 1999. Since the sale by RWE of its shares in Berlinwasser in 2012, the State of Berlin has retained control over the company with a 75.05% share and has agreed with Veolia to achieve full control. This fruitful partnership has succeeded in a substantial modernization of the company, which has improved efficiency while securing the highest ecological and social standards and continuous infrastructure investment.

Veolia Environnement will remain active in Germany and continue to grow its water and waste management operations for municipal and industrial clients, in line with the strategic priorities of development and profitable growth as defined and implemented for the past 18 months by Antoine Frérot, Chairman and Chief Executive Officer.

Antoine Frérot indicated: “The decision to end this partnership has been taken in mutual agreement with the State of Berlin. For Veolia, Germany otherwise remains one of the most important countries with an excellent potential for future development.”

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Media Relations Laurent Obadia - Sandrine Guendoul (Group) + 33 1 71 75 12 52 Matthias Kolbeck (Germany) +49 (0)30 206 29 56 – 73	Analyst and investor relations Ronald Wasylec + 33 1 71 75 12 23 Ariane de Lamaze + 33 1 71 75 06 00 Terri Anne Powers (US) + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2013

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer